SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                       Enron Asia Pacific/Africa/China LLC
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that its subsidiary company, Enron Asia/Pacific/Africa/China LLC, a Delaware limited liability company, ("APACHI") is a foreign utility company under Section 33 of the Act.

     APACHI's business address is 1400 Smith Street, Houston, Texas, 77002. APACHI is wholly owned by Atlantic Commercial Finance Inc., which is wholly owned by Enron. APACHI indirectly owns interests in and operates many facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically:

     (1) through Chongju City Gas Co., Ltd., APACHI owns an interest in a natural gas distribution system serving approximately 81,700 customers in Chongju City and Chongwon-kun, South Korea;

     (2) through Chonnam City Gas Co., Ltd., APACHI owns an interest in a natural gas distribution system serving approximately 58,000 customers in the city of Sunchon in the southern part of South Korea;

     (3) through Kumi City Gas Co., Ltd., APACHI owns an interest in a natural gas distribution system serving approximately 64,000 customers in the cities of Kumi City, Kimcheon and Chilgog-gun, South Korea;

     (4) through Pohang City Gas Co., Ltd., APACHI owns an interest in a natural gas distribution system serving approximately 32,500 customers in Pohang City, Yongduk-kun, and Uljin County, South Korea;

     (5) through Iksan Energy Co., Ltd., APACHI owns an interest in a 21 MW coal-fired cogeneration plant located in the city of Iksan, South Korea;

     (6) through Kangwon City Gas Co., Ltd., APACHI owns an interest in a gas distribution system serving approximately 38,000 customers in the city of Chunchon in the northern part of South Korea;

     (7) through Iksan City Gas Co., Ltd., APACHI owns an interest in a gas distribution system serving approximately 40,000 customers in the city of Iksan in the western part of South Korea;

     (8) through Daehan City Gas Co., Ltd., APACHI owns an interest in a natural gas distribution system serving approximately 791,300 customers in Seoul and Kyonggi-do, South Korea;

     (9) through Pusan City Gas Co., Ltd., APACHI owns an interest in a natural gas distribution system serving approximately 359,900 customers in Pusan City, South Korea;

     (10) through SK Gas Co., Ltd., APACHI owns an interest in a gas transmission and distribution network supplying more than 350 Korean filling stations and industrial and retail customers;

     (11) through Choongnam City Gas Co., Ltd., APACHI owns an interest in a natural gas distribution system serving approximately 247,000 customers in the city of Taejon, South Korea; and,

     (12) through Enron Guam Piti Corp., APACHI operates a 87 MW diesel generating facility in Guam, which is owned by Marianas Energy Company LLC.

     A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in APACHI or its subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with APACHI or its subsidiaries.

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 22, 2003                  ENRON CORP.
       ------------------


                                        By: /s/ Raymond M. Bowen, Jr.
                                            -----------------------------------
                                            Raymond M. Bowen, Jr.
                                            Executive Vice President and
                                            Chief Financial Officer